Filed Pursuant to Rule 433

Registration No. 333-208026

November 18, 2015

LegacyTexas Financial Group, Inc.

$75,000,000

5.50% Fixed-to-Floating Rate Subordinated Notes due December 1, 2025

Term Sheet

Issuer:	LegacyTexas Financial Group, Inc. (the “Company”)

Security:	5.50% Fixed-to-Floating Rate Subordinated Notes due December 1, 2025 (the “Notes”)

Aggregate Principal Amount:	$75,000,000

Expected Rating:

Kroll Bond Rating Agency: BBB

A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Trade Date:	November 18, 2015

Settlement Date (T+3):	November 23, 2015

Final Maturity (if not previously redeemed):	December 1, 2025

Reference Benchmark:	UST 2.25% due November 15, 2025

Benchmark Yield:	2.271%

Spread to Benchmark:	+322.9 bps

Yield to Investors:	5.50%

Coupon:

5.50% per annum, from and including November 23, 2015, to, but excluding, December 1, 2020, payable semi-annually in arrears. From and including December 1, 2020 through maturity or earlier redemption, the interest rate shall reset quarterly to an interest rate per annum equal to the then current three-month LIBOR rate plus 389 basis points, payable quarterly in arrears.

Issue Price to Investors:	100%

Interest Payment Dates:

Interest on the Notes will be payable on December 1st and June 1st of each year through December 1, 2020, and thereafter on March 1st, June 1st, September 1st, and December 1st of each year through the maturity date or earlier redemption. The first interest payment will be made on June 1, 2016.

Day Count Convention:	30/360 to but excluding December 1, 2020, and, thereafter, a 360-day year and the number of days actually elapsed.

Optional Redemption:	The Company may, at its option, beginning with the Interest Payment Date of December 1, 2020 and on any scheduled Interest Payment Date thereafter,

redeem the Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest to, but excluding, the date of redemption. Any partial redemption will be made pro rata among all of the holders.

Special Event Redemption:

The Notes may not be redeemed prior to maturity, except that the Company may redeem the Notes, at the Company’s option, in whole, at any time, or in part from time to time, if (i) a change or prospective change in law occurs that could prevent the Company from deducting interest payable on the notes for U.S. federal income tax purposes, (ii) a subsequent event occurs that precludes the notes from being recognized as Tier 2 capital for regulatory capital purposes, or (iii) the Company are required to register as an investment company under the Investment Company Act of 1940, as amended, in each case, at a redemption price equal to 100% of the principal amount of the Notes plus any accrued and unpaid interest through, but excluding, the redemption date. For more information, see ‘‘Description of the Notes—Redemption’’ in the preliminary prospectus supplement dated November 16, 2015.

Denominations:	$2,000 minimum denominations and $1,000 integral multiples thereof

Listing and Trading Markets:

The Company does not intend to list the Notes on any securities exchange or to have the Notes quoted on a quotation system. Currently there is no public market for the Notes and there can be no assurances that any public market for the Notes will develop.

Underwriters’ Discount:	1.5%

Proceeds to the Company (before expenses):	$73,875,000

CUSIP/ISIN:	52472E AA7 / US52472EAA73

Joint Lead Managers:	Sandler O’Neill + Partners, L.P. U.S. Bancorp Investments, Inc.

The Company has filed a shelf registration statement (File No. 333-208026) (including base prospectus) and related preliminary prospectus supplements dated November 16, 2015 with the Securities and Exchange Commission (the “SEC”) for the offerings to which this communication relates.  Before you invest, you should read the prospectus in that registration statement, and related applicable preliminary prospectus supplement and any other documents that LegacyTexas Financial Group, Inc. has filed with the SEC for more information about LegacyTexas and the offerings.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offerings will arrange to send you the prospectus and the related preliminary prospectus supplement if you request it by calling Sandler O’Neill + Partners, L.P. toll-free at 866-805-4128.